SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PROPOSED
 TRAVEL TAX
(IF IMPLEMENTED)
WILL DEVASTATE
SHANNON
 SAYS RYANAIR

Ryanair, Ireland's largest low fares airline today
(Monday, 13
th
 October 2008)
responded to
weekend speculation that
the Irish Government
 will introduce a new €10 (air)
 travel tax
 in Tuesday's budget
 by expressing concern
s (a)
 that it w
ill
be discriminatory,
if
 it doesn't apply to competing ferry traffic
, (b) that it will be double taxation of the unfairest kind at Dublin Airport, where the Government owned DAA monopoly is already taxing each departing passenger over €15 per ticket and (c) if this rumoured €10 tax
 (
which in many cases
exceeds
 the average air fare
at
 Shannon
)
 will deal a devastating blow to the recent growth in low fare traffic to/from Shannon.

In responding to
 this week's probable
 tax increases in the Irish budget, Ryanair said that while it would be
 disappointed
if
 such a disproportionate tax
is
 levied on air passengers to/from Ireland, it
i
s clear in the current environment that everyone, including air passengers would have to shoulder a reasonable proportion of this burden. However Ryanair said it would be
 entirely unfair for the Government to levy such a high rate of tax (
a
 €10 tax equates to a 25% rate of tax on Ryanair's average €40 fare
)
if
 at the same time the Government owned DAA monopoly
continues to
 rip

air passengers off with up to €15 per departing passenger at Dublin. Ryanair is
call
ing
 on the Government to use its ownership of the DAA monopoly to ensure that these excessive and uncompetitive taxes at Dublin Airport were reduced by at least 50%
 (or €7.00 per ticket)
, in order to help
consumers
 shoulder
at least
some of this burden of increased taxation and to avoid Government double taxation at Dublin Airport.

Ryanair
i
s also concerned that this taxation
(if it only applies to air travel) will be
discriminatory against air passengers,
if
 it does not apply to competing ferry passengers. Ryanair called on the Government to level the playing field by applying a similar rate of travel
 tax to ferry traffic which from an environmental point of view accounts for double the rate of
C02 emissions
in the EU
than air transport. The European Environmental Agency has confirmed that marine traffic accounts for some 5% of European C02 emissions, compared to air traffic which accounts for less than 2%. If this tourism tax is to be dressed up as an environmental measure, then Ryanair believes it should apply equally to ferry passengers, as well as air passengers in order to avoid dis torting the market against
air
travel
.

Ryanair expressed its greatest concern at the effect
that any such proposed
 travel tax
will have
on its low fare (loss making) base at
Shannon
. In the current year Ryanair expects to carry almost 1.9 million passengers to/from Shannon, however for 5 months of the year, the average fare paid by these
passengers
at
Shannon
 is less than €10 per passenger. Accordingly this traffic simply cannot sustain a tax rate of over 100% (if a
€10 air travel tax,
 is introduced)
 and if this tax is applied to low fare passengers travelling to/from Shannon, then it is inevitable that short-haul traffic to/from Shannon will collapse. Ryanair simply cannot deliver up to 2 million passengers annually at
Shannon
, if the average fares paid by these
(mainly)
 visitor numbers, is to be
increased by more than 100%, as a result of a
 travel tax. Ryanair called on the Government to review this tax in the case of
Shannon

Airport
, since price sensitive passengers simply won't travel to Shannon from Europe if
a
 Government travel tax results in

average air fares to/from
Shannon
 being more than doubled
. Ryanair will be seeking an urgent meeting with the Minister for Transport after Tuesday's budget
to outline its concerns about the impact of
any such
 tax on
Shannon

Airport
, which may lead to a substantial reassessment of Ryanair's $400m investment in
Shannon
 and the continuation of its loss making operations there.

Commenting on
this weekend's speculation about a
travel tax, Ryanair's Michael O'Leary said:

"It is not unreasonable that
 everybody in
Ireland
 (incl. passengers) must play
some
 part in shouldering the burden of the current downturn in Government finances. However
,
 we would ask the Government to ensure that air passengers are not unfairly discriminated against in any such measures. We would ask the Government to avoid doubl
e
 taxing air passengers at Dublin by ensuring that the current high charges at Dublin Airport (presently €15 per departing passenger) are reduced by at least 50% to €7.50 per departing passenger in order to avoid double taxation at Dublin Airport. There is no doubt that the substantial €800m asset sale
 windfalls recently enjoyed by the DAA monopoly can enable them to lower these excessive passenger charges at a time of increasing travel tax.

"
We would also call for
a
 level playing field
if any such tax is introduced
and a similar level of tax
being
applied to ferry passengers in order to avoid discriminating against air passengers and in favour of ferry passengers.

"
Finally, we will be seeking an urgent meeting with the Minister for Transport to outline the devastating impact that any
 flat rate
travel
tax will have on Ryanair's low fare, loss making base at
Shannon
. Given that average fares at Shannon for
5
 months of the year are less than €10 per passenger, this tax will cause
 visitor numbers at
Shannon
 to collapse
. We will be asking the Government to consider altering the basis of this passenger tax to make it a percentage

(of the fare)
rate of tax, rather than a flat rate of tax, which would mean that passengers paying higher fares at Dublin Airport will pay slightly more, whereas passengers travelling at extremely low fares to/from Shannon will pay proportionately less. It is important that this tax burden fall on those who can afford to pay it, and those choosing to
pay higher fares should pay a slightly higher rate of tax, but those paying the lowest fares should pay a similar
 rate of tax, but not as
speculated this weekend a €10 tax which at
 Shannon
 will equate to over
 a 100% rate of tax
 for large parts of the year
"
.

Ends.

    Monday, 13
th
 October 2008

For further information
please contact:

Stephen McNamara

    Pauline
McAlester

                             Ryanair Ltd

Murray
 Consultants

Tel: +353-1-8121212

   Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  13 October, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director